United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: June 10th, 2002	By:	/S/ Jean-Pierre Halbron Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

EXHIBIT INDEX

EXHIBIT 99.1:	Alcatel Optronics Announces its Industrial Redeployment Plan (June 5, 2002)

EXHIBIT 99.2:	Deteriorating Market Conditions for Opto-electronic Components: Alcatel announces a study to explore the reconversion of two French production units (June 5, 2002)